UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	F-4
Notes to Financial Statements	F-5 - F-13

2. Financial Statements Schedule

The following financial statement schedule of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2014 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	S-1

EXHIBIT

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 19, 2015	By:	/s/ Alan Movson
Alan Movson
Committee Secretary
Granite Construction Profit Sharing and 401(k) Plan Administrative Committee

INDEX TO EXHIBIT

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Granite Construction Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2014 and 2013 and
 for the year ended December 31, 2014

Index of Financial Statements, Schedule and Exhibit

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction Profit Sharing and 401(k) Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in the accompanying Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 19, 2015

Granite Construction Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2014	2013
Assets
Investments, at fair value	$357,830,513	$347,034,448
Non-interest bearing cash	24,513	135,146
Notes receivable from participants	3,505,826	3,650,963
Net assets available for benefits	$361,360,852	$350,820,557

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2014
Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$11,461,822
Interest and dividends	15,654,885
Net gain from investment activities	27,116,707

Additions:
Employee contributions	12,544,243
Employee rollover contributions	1,344,887
Employer contributions	5,037,824
Interest income on notes receivable from participants	204,154
Total additions	19,131,108

Deductions:
Distributions to participants or beneficiaries	(35,277,365)
Fees and expenses	(120,418)
Deemed distribution of participant loans	(309,737)
Total deductions	(35,707,520)

Change in net assets available for benefits during the year	10,540,295
Net assets available for benefits, beginning of year	350,820,557

Net assets available for benefits, end of year	$361,360,852

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The following description of the Granite Construction Profit Sharing and 401(k) Plan (“Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (“Company”).  An employee generally becomes eligible to elect to make contributions to the Plan as of his or her date of hire. For all other purposes under the Plan, an employee generally becomes a participant in the Plan as of the first day of the month coinciding with or following the date on which he or she is credited with at least 1,000 hours of service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Incorporated Common Stock in the Granite Common Stock Fund or the Granite Construction Employee Stock Ownership Plan (“Granite ESOP”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.   An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock Fund and Granite ESOP, the assets of which consist of Company common stock and non-interest bearing cash.

Contributions

The Company may make profit sharing and / or matching contributions to the Plan.  Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors.  Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits.  The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”).  The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its Federal income tax return (including extensions).

The Company’s Board of Directors determines Company matching contributions to the Plan. For the year ended December 31, 2014, the rate of matching contributions equaled 100% of participant contributions up to a maximum of 3% of compensation. The Company’s matching contribution is paid into the Plan at the same time as the participant contributions are paid into the Plan and are vested as described below.

During 2014, all eligible Plan participants could make employee pre-tax contributions to the Plan of up to 50% of gross pay, and/or after-tax Roth contributions to the Plan of up to 50% of gross pay, not to exceed a combined total of pre-tax and after-tax contribution of $17,500. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation, unless the employee affirmatively elects otherwise. Plan participants who reached age 50 during the Plan year have the option to make an additional “Catch Up” contribution on a pre-tax basis and/or after-tax Roth basis, not to exceed a combined total of pre-tax and after-tax contributions of $5,500 in 2014.

Beginning with dividends paid in 2013, participants and beneficiaries who hold Company common stock in either Granite ESOP or Granite Common Stock Fund have the option for quarterly dividends to automatically reinvest in Company common stock or to be paid as a cash dividend.

Forfeitures

Company profit sharing contributions to participants leaving employment prior to the vesting of such contributions are forfeited by the participant. During 2014, $79,987 of such forfeitures were used to pay administrative expenses of the Plan and is included in fees and expenses on the Statement of Changes in Net Assets Available for Benefits. Forfeitures for each year not used to pay Plan expenses are contributed to participants on a per capita basis for each year in which the participant is employed by the Company as of the year end. During 2014, no forfeited profit sharing balances were allocated to participant accounts.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Administrative Expenses

The Company incurs accounting and certain administrative services for the Plan. Fees incurred by the Plan for the investment management services or record keeping services are paid by the Plan participants. A majority of these fees are included in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits, as they are paid through revenue sharing, rather than a direct payment, as part of an expense offset arrangement. The remaining charges paid by the Plan participants are included in fees and expenses.

Participant accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”).  Each eligible participant account balance is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant non-vested accounts and (d) participant contributions. The discretionary profit sharing contributions are allocated based on eligible earnings as defined in the Plan document.  Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts as defined in the Plan document.

Notes Receivable from Participants

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested Plan account balance. Notes Receivable from Participants (“Notes Receivable”) bear interest at prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the Note Receivable is used for the purchase of a principal residence in which case the maximum repayment period may be extended not to exceed 15 years. Outstanding Notes Receivable at December 31, 2014 carried interest rates of 3.25% - 4.25%.

Vesting

The full amount of the participant’s profit sharing account balance becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document.  For participants that work one or more hours on or after January 1, 2007, the full amount of the Company profit sharing contribution portion of the participant account balance becomes vested after three years of service.

The value of the participant’s elective contribution and Company matching contributions are fully vested immediately upon contribution to the Plan.

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their account balance and who have not elected a rollover will receive a lump sum payout of their vested account balance as prescribed in the Plan document.  If the participant has more than $1,000 in their account balance upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Plan investments

Participants may direct their Plan balance into any of the designated investment options approved by the Committee.  Included in the designated investment options are various mutual funds, common/collective trusts and Company common stock.

Effective July 1, 2013, the Prudential IncomeFlex Target T. Rowe Price Retirement Funds (“IncomeFlex”) were added to the available investment options under the Plan. IncomeFlex allows participants to accumulate assets and convert their assets into guaranteed income. The Plan was amended on June 25, 2013 to allow for partial distributions and installment payments for terminated employees to facilitate payments from IncomeFlex.

Except for Company common stock in the Granite ESOP, new contributions to the Plan are limited so no more than a 50% investment in Company common stock may result. In addition, Plan participants will be prevented from allocating existing Plan balances into the Granite Common Stock Fund if more than 50% of their total account balance will be invested in Company common stock as a result of the allocation.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Assets and liabilities are stated at fair value.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities.  The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan holds no assets valued using Level 3 inputs.

The investment in the Collective/Common Trust (“CCT”) bond fund is valued using Level 2 inputs, and is presented at contract value as reported by Mercer which approximates fair value.

The investments in IncomeFlex are valued using Level 2 inputs, and are presented as reported by Mercer. See Note 3 below for further information.

All other assets held by the Plan are measured using Level 1 inputs.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments

Investments fully described in the tables below include an investment in the Granite Common Stock Fund, administered separately from the Plan. The Granite Common Stock Fund invests solely in Company common stock and from time to time accumulates non-interest bearing cash. As the Granite Common Stock Fund is an investment vehicle available only to the Plan and Plan participants, its assets are presented in this statement as though owned by the Plan.

Non-interest bearing cash

Non-interest bearing cash maintained by the Granite Common Stock Fund is made up of unsettled transactions related to the purchase and sale of Company common stock and, as discussed above, is presented as an asset of the Plan.

Distributions to participants or beneficiaries

Distributions to participants or beneficiaries are recorded when paid.

Notes Receivable from Participants

Notes Receivable are measured at unpaid principal balance plus any accrued but unpaid interest, which approximates fair value as discussed in Note 3. Such notes are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document. Delinquent notes receivable from participants meeting such terms are reclassified as Deemed Distributions.

Risks and uncertainties

The Plan provides for various investment options in any combination of common collective trusts, mutual funds, Company common stock or other investment securities which the Administrator may from time to time make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks among others.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Granite Common Stock, which primarily invests in the securities of a single issuer.

Recently Issued Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to make certain disclosures and categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU will be effective commencing with the Plan year ending December 31, 2016. The Administrator does not expect the adoption of this ASU to have a material impact on the financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. The carrying value of Notes Receivable approximates fair value because of the short-term nature of the instruments. As of December 31, 2014 and 2013, the Plan’s valuation methodology used to measure the fair values of common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets or contain underlying assets that may be so valued. As more fully described below, the CCT Bond fund and the IncomeFlex target date funds are valued using Level 2 inputs measuring the net asset value of the underlying investments at year end.

The methods described above for measuring fair values as of December 31, 2014 and 2013 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2014:

Investments at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$26,599,424	$—	$26,599,424
Total CCT	—	26,599,424	—	26,599,424

Mutual Funds:
Asset allocation/lifecycle fund	941,503	—	—	941,503
Target date funds	80,023,914	1,443,073	—	81,466,987
Blend fund	30,284,377	—	—	30,284,377
Bond funds	20,997,155	—	—	20,997,155
Growth funds	59,914,193	—	—	59,914,193
Domestic value funds	38,272,030	—	—	38,272,030
International value fund	17,079,776	—	—	17,079,776
Total mutual funds	247,512,948	1,443,073	—	248,956,021

Common Stock	82,275,068	—	—	82,275,068

Total investments at fair value	$329,788,016	$28,042,497	$—	$357,830,513

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2013:

Investments at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$28,426,803	$—	$28,426,803
Total CCT	—	28,426,803	—	28,426,803

Mutual Funds:
Asset allocation/lifecycle funds	21,467,045	—	—	21,467,045
Target date funds	52,048,281	497,500	—	52,545,781
Blend fund	25,352,747	—	—	25,352,747
Bond funds	21,437,918	—	—	21,437,918
Growth funds	54,908,521	—	—	54,908,521
Domestic value funds	34,671,934	—	—	34,671,934
International value fund	19,429,705	—	—	19,429,705
Total mutual funds	229,316,151	497,500	—	229,813,651

Common Stock	88,793,994	—	—	88,793,994

Total investments at fair value	$318,110,145	$28,924,303	$—	$347,034,448

The CCT Bond fund as of December 31, 2014 and 2013 is composed of the Wells Fargo Stable Value Fund C (“Fund C”). An investment in Fund C results in the issuance of a given number of participation interest units (“Units”) in Fund C. Fund C has invested all of its assets in the Wells Fargo Stable Value Fund G (“Fund G”), a collective trust managed and trusteed by Wells Fargo Bank, N.A. (“Wells Fargo”) as advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo. Fund G invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies and other financial institutions. The asset value of Fund C is classified with Level 2 inputs as the Unit price is quoted in a private market that is not active, however sufficient observable evidence of Unit price as reported by Mercer is supported by the valuation of the underlying investments traded. This investment is fully benefit responsive and had an average annual yield during 2014 of 1.3%.

The objective of the Fund C is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. Any Plan initiated withdrawal from Fund C will require a twelve month written notice of intent to withdraw assets. At the discretion of Wells Fargo, the notification periods identified for withdrawals may be waived. Redemptions or exchanges of Units may be delayed or suspended for up to twelve months, or even longer if Wells Fargo obtains an exempted order or other appropriate relief from the Comptroller of the Currency.
The IncomeFlex target date funds as of December 31, 2014 and 2013 comprise individual funds with investment opportunities targeting a future date of maximum value. Each of the funds give the participant the opportunity to select a fund most suitable for that participant’s planned retirement date in combination with the future ability to lock in a fixed annual distribution. The valuation of each fund is reported by Mercer and is based on the fair market value of the mix of the various investments contained within, thereby providing sufficient observable evidence of Level 2 inputs.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.	Investments

The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2014	2013
Granite ESOP	$63,915,908	$70,695,242
Vanguard Institutional Index Fund	30,284,377	25,352,747
Vanguard Capital Opportunities Fund Admiral Shares	29,014,739	23,601,297
J.P. Morgan Mid Cap Value Fund I	27,208,785	24,227,459
Wells Fargo Stable Value Fund C	26,599,424	28,426,803
Vanguard Morgan Growth Fund	19,178,125	18,005,522
PIMCO Total Return Fund	18,877,888	19,276,205
Granite Common Stock Fund	18,359,160	18,098,752
Harbor International Fund	*	19,429,705
 * Less than 5% of net assets at year end

During 2014, the Plan’s investments appreciated in value as follows:

Mutual Funds	$3,800,973
Common/Collective Trust	337,644
Granite Common Stock	7,323,205
Net appreciation in fair value of investments	$11,461,822

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC regarding tax exempt status. The Plan has been amended since receiving this favorable determination letter.  The Administrator believes the Plan and the trust which forms a part of the Plan are designed and are currently operated in compliance with the applicable requirements of the IRC, and are thereby exempt from Federal income and State franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  No uncertain positions have been identified that would require such recognition or disclosure in the financial statements as of December 31, 2014 and 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits.  The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

6.	Related Party and Party in Interest Transactions

The Plan provides for investment in Company common stock in the Granite Common Stock Fund and Granite ESOP. Any purchase or sale of Company common stock by administrators is performed in the open market and at fair value.   These transactions qualify as party-in-interest transactions but are exempt from prohibited transaction rules.

Aggregate investment in Company common stock at December 31, 2014 and 2013 for each asset category is as follows:

	December 31,
	2014	2013
Granite Common Stock Fund
Fair Value	$18,359,160	$18,098,752
Number of Shares	482,882	517,403

Granite ESOP
Fair Value	63,915,908	70,695,242
Number of Shares	1,681,113	2,021,019

Total Company common stock held
Fair Value	$82,275,068	$88,793,994
Number of Shares	2,163,995	2,538,422

During the year ended December 31, 2014, Granite Common Stock Fund purchased $2,966,778 and sold $7,204,168 of Company common stock, and Granite ESOP purchased $959,987 and sold $14,491,494 of Company common stock.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time.  In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$361,360,852	$350,820,557
Amounts allocated to withdrawing participants	(86,895,505)	(77,167,512)
Net assets available for benefits per the Form 5500	$274,465,347	$273,653,045

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Distributions to participants per the financial statements	$35,277,365
Amounts allocated to withdrawing participants at December 31, 2014	86,895,505
Amounts allocated to withdrawing participants at December 31, 2013	(77,167,512)
Distributions to participants per Form 5500	$45,005,358

The participant vested balances of employees who terminated or retired prior to December 31, 2014, and have not taken a distribution prior to December 31, 2014, are included in benefit claims payable on Schedule H of the Form 5500.

Deemed Distributions directly offset the affected participant’s account balance and are otherwise treated and reported as a Plan distribution to the participant in the current reporting period.

Granite Construction Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
*	Granite ESOP	Common Stock		$63,915,908
	Vanguard Institutional Index Fund	Mutual Fund		30,284,377
	Vanguard Capital Opportunities Fund Admiral Shares	Mutual Fund		29,014,739
	J.P. Morgan Mid Cap Value Fund I	Mutual Fund		27,208,785
	Wells Fargo Stable Value Fund C	Common/Collective Trust		26,599,424
	Vanguard Morgan Growth Fund	Mutual Fund		19,178,125
	PIMCO Total Return Fund	Mutual Fund		18,877,888
*	Granite Common Stock Fund	Common Stock		18,359,160
	Harbor International Fund	Mutual Fund		17,079,776
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		13,946,809
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		13,050,406
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		10,360,965
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		9,576,396
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		9,250,425
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		9,090,229
	AMG Managers Emerging Opportunities Fund	Mutual Fund		9,087,401
	Northern Small-Cap Value Fund	Mutual Fund		6,156,363
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		5,515,465
	Invesco Growth & Income Fund R5	Mutual Fund		4,906,882
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		3,116,486
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		2,727,331
	American Funds Europacific Growth Fund R6	Mutual Fund		2,633,928
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		2,514,505
	Blackrock Inflation Protected Bond Institutional Fund	Mutual Fund		2,119,267
	T. Rowe Price Retirement Balanced Fund	Mutual Fund		941,503
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		874,897
	Incomeflex Target TRP Retirement 2020	Mutual Fund		389,271
	Incomeflex Target TRP Retirement 2025	Mutual Fund		327,303
	Incomeflex Target TRP Retirement 2030	Mutual Fund		306,053
	Incomeflex Target TRP Retirement 2045	Mutual Fund		120,878
	Incomeflex Target TRP Retirement 2035	Mutual Fund		105,352
	Incomeflex Target TRP Retirement 2015	Mutual Fund		60,835
	Incomeflex Target TRP Retirement 2040	Mutual Fund		46,827
	Incomeflex Target TRP Retirement 2050	Mutual Fund		35,264
	Incomeflex Target TRP Retirement 2055	Mutual Fund		22,860
	Incomeflex Target TRP Retirement 2005	Mutual Fund		15,278
	Incomeflex Target TRP Retirement Balanced Institutional	Mutual Fund		9,588
	Incomeflex Target TRP Retirement 2010	Mutual Fund		3,564
	Total Investments at Fair Market Value			$357,830,513
*	Participant Loans	Interest rates at 3.25% - 4.25%		3,505,826
	Total Investments			$361,336,339

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed transactions

S-1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-170488, No. 333-118299, No 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 19, 2015, with respect to the Statements of Net Assets Available for Benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2014 and 2013, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014, and the related supplemental Schedule H, line 4(i)-schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 19, 2015

S-2